SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated
JANUARY 27, 2005
AngloGold Ashanti Limited

(Name of Registrant)
11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F: Form 40-F:
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes:
No:
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes:
No:
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes:
No:
Enclosures: ANGLOGOLD ASHANTI ANNOUNCES $121M EXPANSION PROJECT IN BRAZIL

AngloGold Ashanti

AngloGold Ashanti Limited (formerly AngloGold Limited) \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485
Corporate Affairs Department \ 16th Floor \ 11 Diagonal Street \ Johannesburg \ 2001 \ South Africa
Tel: +27 (0)11 637 6261 \ Fax: +27 (0)11 637 6399/6400 \ www.AngloGold Ashanti.com

news release

Queries
South
Africa
Tel:
Mobile
E-mail:
Steve Lenahan +27 (0) 11 637 6248 +27 (0) 83 308 2200
slenahan@AngloGoldAshanti.com
Michael Clements +27 (0) 11 637 6647 +27 (0) 82 339 3890
mclements@AngloGoldAshanti.com
Shelagh Blackman +27 (0) 11 637 6379 +27 (0) 83 308 2471
skblackman@AngloGoldAshanti.com
USA
Charles Carter Toll Free 800 417 9255 + 1 212 750 7999
cecarter@AngloGoldAshanti.com
Australia
Andrea Maxey + 61 8 9425 4604 + 61 438 001 393
amaxey@AngloGoldAshanti.com
Disclaimer
Except for historical information contained herein, there are matters discussed in this news release that are forward-looking statements. Such statements are only predictions and actual events or results may differ materially. For discussion of important factors including, but not limited to development of the Company's business the economic outlook in the gold mining industry, expectations regarding gold prices and production, and other factors, which could cause actual results to differ materially from such forward-looking statements, refer to the Company's annual report on the Form 20-F for the year ended 31 December 2003 which is filed with the Securities and Exchange Commission on 19 March 2004.
AGA27.05
For release 08:00 SA time, 27 January 2005
______________________________________________________________________________
ANGLOGOLD ASHANTI ANNOUNCES $121M EXPANSION PROJECT IN BRAZIL
AngloGold Ashanti announced today that its Board had approved a $121m expansion project at the company's Cuiaba mine in south-eastern Brazil. The go-ahead was given at the Board meeting held in Johannesburg yesterday.
The project will focus on the deepening of the mine to access the Serrotinho and Fonte Grande orebodies, located below the existing mine, which account for 60% of the total mineral resource at Cuiaba. Production will increase from the current level of 190,000oz per year to 250,000oz at a cost of $169/oz over the life of the project and will extend the life of mine profile by six years to 2019.
Accessing these additional ounces will require a deepening of the existing mine by extending the ramp from level 11 to level 21, the deepest point at which surface drilling has intersected the main orebodies. To accommodate the resulting increase in mining volume, the project will include upgrading shaft hoisting capacity and constructing new milling and flotation facilities at the Cuiaba shaft area. Flotation concentrate will be transported via the existing aerial ropeway to the treatment plant at Queiroz, located 16km from the mine, where another roaster and acid plant will be built and the current leaching facilities upgraded. The existing milling and flotation facilities at Queiroz will be decommissioned.
Implementation of the deepening will commence immediately in order to commission the expansion in December 2006, ramping up to full production by the end of the second quarter of 2007.
In addition to significantly increasing production at Cuiaba, the completed deepening project may also provide a new opportunity to exploit the narrow vein orebodies below level 11 at Cuiaba mine as well as the Lamego deposit in the area. Conceptual studies have highlighted the potential to extract significant value from these areas, which would otherwise be sterilised, using the infrastructure that the Cuiaba expansion will provide.

Queries
South
Africa
Tel:
Mobile
E-mail:
Steve Lenahan +27 (0) 11 637 6248 +27 (0) 83 308 2200
slenahan@AngloGoldAshanti.com
Michael Clements +27 (0) 11 637 6647 +27 (0) 82 339 3890
mclements@AngloGoldAshanti.com
Shelagh Blackman +27 (0) 11 637 6379 +27 (0) 83 308 2471
skblackman@AngloGoldAshanti.com
USA
Charles Carter Toll Free 800 417 9255 + 1 212 750 7999
cecarter@AngloGoldAshanti.com
Australia
Andrea Maxey + 61 8 9425 4604 + 61 438 001 393
amaxey@AngloGoldAshanti.com
Disclaimer
Except for historical information contained herein, there are matters discussed in this news release that are forward-looking statements. Such statements are only predictions and actual events or results may differ materially. For discussion of important factors including, but not limited to development of the Company's business the economic outlook in the gold mining industry, expectations regarding gold prices and production, and other factors, which could cause actual results to differ materially from such forward-looking statements, refer to the Company's annual report on the Form 20-F for the year ended 31 December 2003 which is filed with the Securities and Exchange Commission on 19 March 2004.
Commenting on the expansion, AngloGold Ashanti CEO Bobby Godsell said: "This decision confirms the view that Cuiaba; is a world-class, long-life mine and is consistent with our value- adding strategy of growing the company through discovering or acquiring new assets or expanding existing operations."
ends

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date JANUARY 27, 2005 By: /s/ C R BULL
Name: C R Bull
Title:    Company Secretary